

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Henrik Rouf
President and Chief Executive Officer
Nordicus Partners Corp
3651 Lindell Road
Suite D565
Las Vegas, NV 89103

> **Re: Nordicus Partners Corp**
> **Registration Statement on Form S-1**
> **Filed September 19, 2023**
> **File No. 333-274588**

Dear Henrik Rouf:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 19, 2023

Cover page

1. Please revise the prospectus cover page and the summary to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note your disclosure on page 41 that "Selling Stockholders <u>may</u> offer and sell the common stock registered pursuant to this prospectus at a fixed price of $0.79." Please make the appropriate revisions throughout the prospectus for consistency.

2. We note your statement on page 41 under the Plan of Distribution that "Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests therein <u>may be</u> "underwriters" within the meaning of Section 2(11) of the Securities Act," and that "[t]he Selling Stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the

Securities Act of 1933." We also note that you were previously a shell company. Rule 144 is generally not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. As Rule 144 does not appear to be available to you, each of the selling stockholders is considered an underwriter. Please revise your disclosure here, and in your Plan of Distribution, to state that the selling stockholders "are" underwriters within the meaning of Section 2(a)(11) of the Securities Act. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 41 that the Selling Stockholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933.

3.   Please identify by name the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of your outstanding shares of common stock and will have voting control over all matters submitted to the holders of your common stock for approval. Please make conforming revisions throughout the prospectus.

Prospectus Summary, page 4

4.   Please revise to disclose the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risk Factor
The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock..., page 18

5.   Please revise this risk factor to eliminate the references in it to registering warrants. In this regard, we note the transaction appears to cover only shares of common stock.

Selling Stockholders, page 19

6.   Please briefly describe the transaction or transactions by which the selling security holders obtained their shares. Please also revise Item 15 (Recent Sales of Unregistered Securities) of Part II of the registration statement accordingly.

Notes to Consolidated Financial Statements for the Fiscal Year Ended March 31, 2023
Note 1 - Organization and Description of Business, page F-8

7.   In the first paragraph of this section you define "Nordicus Partners Corporation" as "the Company" and "Nordicus." In the first sentence of the last paragraph you say the transactions contemplated by the Contribution Agreement were consummated by "the Company" and "Nordicus." Please clarify here and elsewhere presented in the filing the specific identities of the entities involved in this transaction.

Exhibit Index, page II-4

8.   Please file as an exhibit to the registration statement the contribution agreement dated February 23, 2023.

General

9.   We note that you filed a Form S-3 registration statement as CardioTech International, Inc. on April 8, 1999 (File No. 333-72223) and December 10, 2003 (File No. 333-110779); and a Form S-8 registration statement on June 27, 2003. If any shares were sold pursuant to registration statements on or before December 8, 2011, you would not qualify as an emerging growth company. Please provide us with a detailed legal analysis as to why you believe that you would qualify as an emerging growth company, if you retain the assertions throughout your filing which suggest that you should be considered an emerging growth company. Please see the Jumpstart Our Business Startups Act Frequently Asked Questions (December 21, 2015), which is available on our website. Alternatively, revise your filing to take out all references to your being an emerging growth company under the JOBS Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ernest M. Stern, Esq.